Dear Neurocarrus investor,

Thank you for your investment in Neurocarrus. I am writing to update you about the status of the company and its progress towards the development and testing of its lead pain drug candidate N-001 for treatment of acute and chronic human pain. Since the 2019 Wefunder crowd funding raise, Neurocarrus succeeded in obtaining additional nondilutional federal and state funding including two $100K awards from the Depart of Economic Development (NE) and a $250K Phase I award from the National Institutes of Neurologic Disease and Stroke (NINDS) through the Small Business Innovation Research (SBIR) program. Neurocarrus is currently pursuing Phase II SBIR funding of $3M. In our first attempt in the Phase II competition we received excellent scores and a notice of deferrred funding depending on budget. Consequently we resubmitted the Phase II proposal and hope it will be fully funded this year. Such funds would help Neurocarrus complete its preclinical funding, apply to the FDA for an IND permit (Investigational New Drug) to begin clinical trials.

Importantly, during this multiyear period, the science has continued intensively and our knowledge about the drug has grown immensely. This new information, currently under review for publication, was conducted in collaboration with Stanford Medical School and the Veterans Administration. It reports that N-001 works as a nerve block agent in preclinical animal models, along with peri-incisional application along the wound site. This means it is compatible with surgical procedures. Together with our prior information that N-001 is an excellent inhibitor of inflammatory pain we are encouraged to move forward. In addition and as required for drug development, we learned N-001 is pharmacologically nontoxic, cleared from the body through the lymphatic system and does not stimulate production of anti-drug antibodies that might intefere with its use for repeated dosing. Finally, in very recent studies, we find that N-001 works in a chronic preclinical animal pain model. That result has encouraged us to seek additional sources of funding and collaboration to move towards clinical trials.

Once again, thank for your support of Neurocarrus and please check for updates on our website: www.neurocarrus.com. For questions, please email us at info@neurocarrus.com.

Sincerely,

Paul

Paul Blum
CEO
Neurocarrus